KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report dated March 10, 2021, with respect to the consolidated financial statements of Galiano Gold Inc. (the "Company") in the Company's registration statement on Form F-10 (File no. 333-239109), which report has been included in Exhibit 99.1 to the Company's current report on Form 6-K dated March 11, 2021 furnished to the United States Securities and Exchange Commission.

KPMG LLP

/s/ KPMG LLP

Chartered Professional Accountants

March 11, 2021

Vancouver, Canada